February 29, 2008

Jack Lawrence
Chief Financial Officer
Corgi International Limited
Unit 711 – 717, 7/F., Tower A
New Mandarin Plaza
14 Science Museum Road, TST East
Kowloon, Hong Kong, S.A.R., China

> Re: Corgi International Limited
> Form 20-F: For the fiscal year ended March 31, 2007
> Commission file number: 0-22161

Dear Mr. Lawrence:

We have reviewed the above referenced filing and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 20-F For the fiscal year ended March 31, 2007

Item 15. Controls and Procedures, page 58
Disclosure Controls and Procedures, page 58

1. Please tell us and disclose the evaluating officers' conclusion with respect to whether your disclosure controls and procedures are "effective." Refer to Item 15 of Form 20-F and guidance related thereto. If not effective, please tell us and disclose the reason(s) why. Additionally, tell us and disclose in specificity the

material areas of improvement in regard to your disclosure controls and procedures indicated in your disclosure.

<u>Financial Statements, page F-1</u>
<u>Notes to Consolidated Financial Statements, page F-9</u>

<u>Note 1: Organization, Merger and Basis of Presentation, page F-9</u>
<u>Background to the Merger, page F-9</u>

2. In regard to the 799,938 and 270,716 respective warrants issued on December 20, 2006, please provide us with your analysis of whether the warrants meet the definition of a derivative under FAS 133 (paragraphs 6-9), and if so, whether the warrants meet the scope exception in paragraph 11(a) of FAS 133. If the warrants do not meet the definition of a derivative under FAS 133, provide us with an evaluation under EITF 00-19 as to whether the warrants should be accounted for as a liability or as equity. In order to determine that equity classification of the warrants is appropriate, all of the criteria for equity classification in paragraphs 7-32 of EITF 00-19 must be met. Specifically address in your analysis any related requirement to maintain effectiveness of any associated registration and liquidated damages referred to in note 16 to the financial statements. Refer to page 32 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues" for guidance, which can be found at http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml.

3. Additionally, please explain to us your consideration of FASB Staff Position No. EITF 00-19-2 in regard to the liquidated damages disclosed in note 16.

<u>Note 3: Acquisitions, page F-17</u>

4. We note that the purchase price of "historical Corgi" in the merger with Master Replicas was determined based upon the closing price of Corgi's stock on the day the merger was consummated of December 26, 2006. Please tell us the basis for valuing the stock on this date rather than at a value of the stock closer to the agreement date of the merger on October 4, 2006 pursuant to paragraph 22 of SFAS 141. Additionally, reconcile for us the number of shares issued in the merger with Master Replicas of 5,265,106 indicated here to the number of ADS's issued in the transaction of 3,956,867 indicated elsewhere in the filing. Further, explain to us the reason(s) for the volatility in the stock price of Corgi between the merger agreement and consummation dates.

5. In connection with the merger with Master Replicas, please tell us the number of licenses held by Corgi on the date of the merger and your consideration of allocating a portion of the purchase price to the fair value thereof.

6. Please tell us and disclose your intended accounting treatment for the contingent shares held in escrow in regard to the acquisition of Cards Inc. should the required levels of sales and profitability be achieved, in accordance with paragraph 51(f) of SFAS 141. Disclose the levels that are to be achieved and management's assessment as to the likelihood of meeting such levels. Further, tell us and disclose the reasoning for selling the escrowed ADS's to the public if the profitability levels are not achieved and the intended or required use of the proceeds from such sale.

Note 19: Segment Information, page F-31

7. Please present the profit or loss measure for each segment evaluated by the chief operating decision maker referred to herein, pursuant to paragraph 29 of SFAS 131, and reconcile to the comparable reported consolidated amount pursuant to paragraph 32.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307, Doug Jones at 202-551-3309, or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief